EXHIBIT 2

MANAGEMENT AGREEMENT TERMINATION PROPOSAL LETTER

May 30, 2023

Via Electronic Mail

George P. Hoyt

Secretary and Chief Legal Officer

c/o Franklin Templeton

100 First Stamford Place, 6th Floor

Stamford, CT 06902

Re: ClearBridge MLP and Midstream Total Return Fund Inc. (the "Fund")

Dear Mr. Hoyt,

Saba Capital Management, L.P. (the "Proponent" or "Saba") is the investment adviser to Saba Capital Master Fund, Ltd., the owner of 208,667 shares of common stock, par value $0.001 per share of the Fund (the "Common Shares"), which has held continuously for more than one year shares representing a market value of $25,000 or more prior to and including the date hereof.

In accordance with Rule 14a-8 promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), the Proponent submits the following proposal for presentation to the Fund's stockholders at the Fund's 2024 annual meeting of stockholders, including any postponement or adjournment or special meeting held in lieu thereof (the "Meeting").

The Proponent's proposal pursuant to Rule 14a-8 of the Exchange Act (the "Proposal") is as follows:

PROPOSAL

RESOLVED, that the management agreement between ClearBridge MLP and Midstream Total Return Fund Inc. (the "Fund") and Legg Mason Partners Fund Advisor, LLC (the "Manager"), approved by shareholders of the Fund on June 26, 2012, as amended or novated (the "Management Agreement"), and all other advisory and management agreements between the Fund and the Manager shall be terminated by the Fund, pursuant to the right of stockholders as embodied in Section 12 of the Management Agreement and Section 15(a)(3) of the Investment Company Act of 1940 (the "1940 Act"), such termination to be effective no more than sixty days following the date hereof.

SUPPORTING STATEMENT

Saba believes the Fund's shareholders should terminate the Management Agreement, due, in part, to the fact that the Fund trades at a discount to net asset value, which, as of May 25, 2023, was approximately -19%.

Under Section 12 of the Management Agreement and the 1940 Act, the Management Agreement is terminable at any time by the Fund upon authorization by a vote of "a majority of the outstanding voting securities of the Fund."  For these purposes, and under the 1940 Act, the vote of a "majority of the outstanding voting securities of the Fund" at the Fund's 2024 annual shareholders meeting means the affirmative vote of the lesser of: (i) 67% or more of shares of the voting securities present at such meeting, if the holders of more than 50% of the outstanding shares of voting securities are present or represented by proxy, or (ii) more than 50% of the outstanding shares of voting securities.

The 1940 Act provides a temporary exemption to the approval requirements of an investment advisory agreement, if a prior advisory contract is terminated, which allows the Board of Directors (the "Board") (including a majority of the independent directors) to approve an interim investment advisory contract.  Such an interim contract must be approved within ten business days after the effective date of the termination of the prior advisory contract, with the compensation received under the interim contract to be no greater than the compensation the adviser would have received under the previous contract.  The Board would then have 150 days to obtain shareholder approval for that new investment advisory contract at a subsequent shareholder meeting (subject to a separate proxy solicitation).  Although the failure to approve a new investment advisory agreement could potentially require the Fund to become internally managed, Saba believes a reasonable process to select a new manager would identify numerous suitable advisers willing to advise the Fund on attractive terms.

Saba believes the Fund should terminate the Management Agreement because the Manager's long-term performance has lagged for many years and thus there is great potential long-term benefit to replacing the Manager.  For these reasons, we recommend voting "FOR" this proposal.

END OF PROPOSAL

Saba hereby represents that Saba has continuously and beneficially owned Common Shares with a market value of not less than $25,000 for at least one year prior to the date of the submission of Proposal, and intends to continue to hold the requisite number of Common Shares through the date of the Meeting.  A letter from Saba's broker confirming the above ownership will be submitted under separate cover.

In accordance with Rule 14a-8(b)(1)(iii) of the Exchange Act, the Proponent represents that its representatives are able to meet with the Fund via teleconference no less than 10 calendar days, nor more than 30 calendar days, after submission of the Proposal.  The Proponent will assume that the regular business hours of the Fund's principal executive offices, which are located in New York, are between 9:00 a.m. and 5:30 p.m. EDT, unless otherwise notified by the Fund. To that end, certain representatives of the Proponent are available to discuss the Proposal during the following business days and at the following times by teleconference:

  June 13, 2023, 10am-4pm;
  June 14, 2023, 10am-4pm; and
  June 20, 2023, 10am-4pm.

The Proponent's contact information is as follows:

c/o Saba Capital Management, L.P.

405 Lexington Avenue, 58th Floor

New York, New York 10174

Attn: Michael D'Angelo

Email: Michael.Dangelo@sabacapital.com

In addition, Saba would appreciate that copies of all written notices and other written or electronic communications (which shall not constitute notice) be sent to:

Schulte Roth & Zabel LLP

919 Third Avenue, Suite 2300

New York, New York 10022

Attn: Eleazer Klein

Email: Eleazer.Klein@srz.com

Please notify us as soon as possible if you would like any further information or if you believe this notice is deficient in any way or if additional information is required so that the Proponent may promptly provide it to you in order to cure any deficiency.

Thank you for your time and consideration.

Sincerely,

By:	Saba Capital Management, L.P.
Name: Michael D'Angelo Title: Chief Operating Officer and General Counsel

cc: The Board of Directors of the Fund